September 11, 2014

Mr. John P. Nolan, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:           MutualFirst Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 000-27905

Dear Mr. Nolan,

MutualFirst Financial, Inc. received the following comments from the SEC in a comment letter dated August 28, 2014 concerning the management’s discussion and analysis of the deferred tax asset and Item 11, executive compensation disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, Critical Accounting Policies – Deferred Tax Asset, page 63

Comments:

1.
We note your disclosure that your most recent evaluation indicated that it is more likely than not that the deferred tax asset will be fully utilized.  We also note that you recorded a deferred tax asset valuation allowance of $1.8 million.  Please tell us in detail and clarify your disclosure to explain why you maintain a valuation allowance if your evaluation indicated that it is more likely than not that you will fully utilize your deferred tax asset.

2.
We note your disclosure that the valuation allowances established from 2009 through 2013 were the result of capital losses sustained in those years with no tax benefit recorded.  Please provide us all the relevant fact and circumstances related to recording the deferred tax asset valuation allowance and specifically explain how you measured it considering that you only disclose $548,000 in capital losses at December 31, 2013.

Responses:

The valuation allowance related to the deferred tax asset pertains to two items.  At December 31, 2013 the Company had net operating losses for state income tax purposes totaling approximately $33,553,000 for which a gross deferred tax asset of $2,877,000 and a related valuation allowance of $1,287,000 was recorded by the Company.  In accordance with ASC 740-10-30-5e, the Company performed an analysis of the Company’s ability to realize the benefits of the deferred tax asset.  Based upon the analysis completed in accordance with ASC 740-10-30-5e and considering the weight of the evidence available including projected taxable income for state income tax purposes as well as available tax strategies, the Company concluded at December 31, 2013 it was not more likely than not that the Company would be able to utilize the recorded deferred tax asset related to state net operating loss carryforwards and accordingly has recorded a valuation allowance against this portion of the deferred tax asset.

Additionally, the Company has recognized capital losses related to the recognition of other than temporary impairment on investment securities resulting in capital losses and a related deferred tax asset of approximately $548,000 recorded.  In accordance with ASC 740-10-30-5e, Management analyzed the potential for utilizing the deferred tax asset related to the capital losses resulting from the recognition of other than temporary impairment and realized capital losses and Management determined the more likely than not criteria for recognizing the deferred tax asset related to these assets was not met.  It was determined that it was not more likely than not the Company would generate capital gains to offset the realized (but yet to be recognized) and recognized capital losses and accordingly established a valuation reserve for the entire amount.  The Company was unable to assert that the Company would be able to generate capital gains to offset these capital losses.

The Company proposes to modify its disclosures in future filings as follows:

Page 63-currently:

Deferred Tax Asset. The Company has evaluated its deferred tax asset to determine if it is more likely than not that the asset will be utilized in the future. The Company’s most recent evaluation indicated that it is more likely than not that the asset will be fully utilized. The Company has generated average positive pre-tax pre-provision earnings of $14.5 million, or 1.0% of pre-tax pre-provision ROA over the previous five years. These earnings would be sufficient to utilize the net operating losses, tax credit carryforwards and temporary tax differences over the allowable periods. The valuation allowances established from 2009 through 2013 were the result of capital losses sustained in those years with no tax benefit recorded. The analysis supports no additional valuation allowance is necessary.

At the end of 2013, the Company had $548,000 in capital losses, a decrease from $557,000 in capital losses in 2012 as capital gains from the sale of available for sale securities were generated. The Company has avoided and will continue to avoid taking any book tax benefit on future capital losses without capital gains to offset the current capital losses. See Note 14 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Page 63-as proposed:

Deferred Tax Asset. The Company has evaluated its deferred tax asset to determine if it is more likely than not that the asset will be utilized in the future.  The Company’s most recent evaluation has determined that, except for the amounts represented by the valuation allowance as discussed below, the Company will more likely than not be able to utilize the remaining deferred tax asset. The Company has generated average positive pre-tax pre-provision earnings of $14.5 million, or 1.0% of pre-tax pre-provision ROA over the previous five years. These earnings would be sufficient to utilize portions of the operating losses, tax credit carryforwards and temporary tax differences over the allowable periods. The analysis supports no additional valuation reserve is needed.

The valuation allowances established are the result of net operating losses for state franchise tax purposes totaling $33,553,000 and capital losses realized on the sale of investment securities as well as the recognition of other than temporary impairment on investment securities where the loss, while recognized for financial statement purposes, has not yet been realized.

At the end of 2013, the Company had $548,000 in capital losses, a decrease from $557,000 in capital losses in 2012 as capital gains from the sale of available for sale securities were generated. The Company has avoided and will continue to avoid taking any book tax benefit on future capital losses without capital gains to offset the current capital losses. See Note 14 of the Notes to Consolidated Financial Statements contained in Item 8 of this Form 10-K.

Income taxes page 123 –current:

The Company has unused business income tax credits of $5,789,000 that will begin to expire in 2025 and a state net operating loss of $33,553,000 that will begin to expire in 2022. In addition, the Company has an AMT credit carryover of $1,351,000 with an unlimited carryover period.

Income taxes page 123-proposed:

The Company has unused business income tax credits of $5,789,000 that will begin to expire in 2025 and a state net operating loss of $33,553,000 that will begin to expire in 2022. In addition, the Company has an AMT credit carryover of $1,351,000 with an unlimited carryover period.  Management believes that the Company will be able to utilize the benefits recorded for the state loss carryforwards and federal credits within the allotted time periods, except for the amount represented by the valuation allowance. The valuation allowance has been recorded for the possible inability to use a portion of the state net operating loss carryover as well as the inability to utilize the capital losses generated from realized losses and losses recognized related to other than temporary impairment.

Item 11.  Executive Compensation, page 147

Comments:

3.
We note that your public float was $81.5 million as of June 30, 2013.  Please tell us why your Definitive Proxy Statement does not include your principal financial officer or the fifth most highly compensated employee as a named executive officers.  Refer to Item 402(a)(3) of Regulation S-K.  If you determine that you were required to identify additional named executive officers, please amend your filing to disclose all of the information required by Item 11 of Form 10-K, including but not limited to a complete discussion and analysis of the compensation earned by your named executive officers.  Refer to Item 402(b) of Regulation S-K.

4.	Further explain why you have only disclosed compensation for the two most recently completed fiscal years. Refer to Item 402(c)(1) of Regulation S-K.

Responses:

MutualFirst Financial, Inc. has qualified as a smaller reporting company since 2008.  Every year, we review the requirements to confirm our ability to maintain our status as a smaller reporting company prior to the preparation of our Annual Report on Form 10-K.  We continuously maintained our status as a smaller reporting company, by reference to the public float as of the last day of the second fiscal quarter, until fiscal 2013. We ceased qualifying as a Smaller Reporting Company at the end of fiscal 2013 after determining that the public float was $81.5 million as of the last business day of our second fiscal quarter of 2013.

Under Item 402(n) of Regulation S-K, we are no longer able to provide the scaled disclosure available to a smaller reporting company, beginning with our first fiscal quarter of the 2014 fiscal year.   Therefore, we continued to provide the scaled disclosure for our Fiscal 2013 Annual Report on Form 10-K and did not provide disclosure pursuant to Items 402 (b) and (c)(1). Beginning with our fiscal 2014 filings, we are reflecting the disclosure requirements noted in your comment letter.

Please see the response above.  MutualFirst Financial is not required to include the disclosure required by Item 402 (c) (1) until their 2014 Annual Report on Form 10-K.

In connection with this response to the Staff’s comments, please also be advised that MutualFirst Financial, Inc. acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures of this filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if the proposed disclosures and explanations are consistent with, and fully responsive to, the Staff’s comments.  If you have any additional questions, please contact me at (765) 747-2945.

Thank you for your consideration on this matter.

Sincerely,

/s/ Christopher D. Cook, CPA, MBA

Christopher D. Cook, CPA, MBA
Senior Vice President, Treasurer and Chief Financial Officer
MutualFirst Financial, Inc.